August 27, 2007

Division of Corporation Finance United States Securities and Exchange Commission Washington, DC 20549
Attn:	Mr. Michael Moran
Accounting Branch Chief

Re:	Syms Corp
Form 10-K for the fiscal year ended March 3, 2007
Filed April 27, 2007

Form 10-Q for the fiscal year ended June 2, 2007
Filed July 2, 2007
File No. 1-8546

Dear Mr. Moran:

We are writing in response to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“the Commission”) that was contained in your letter dated August 13, 2007, a copy of which is annexed (the “Comment Letter”). Please note that the numbered paragraph set forth below corresponds to the paragraph number contained in the Comment Letter.

1.	The following disclosure will be provided in future filings:

Merchandise Inventory – Inventory is stated at the lower of cost of market, FIFO retail method. Inventory cost and the resulting gross margins are calculated by applying a cost to retail ratio between the costs of goods available for sale and the retail value of inventories. The significant estimates used are for markdowns and shrinkage.

Factors considered in the determination of permanent markdowns include current and anticipated demand, customer preferences, age of the merchandise, fashion trends and weather conditions. In addition, inventory is also evaluated against corporate pre-determined historical markdown trends. When a decision is made to permanently markdown merchandise, the resulting gross margin reduction is recognized in the period the markdown is recorded. The timing of the decision, particularly surrounding the balance sheet date, can have a significant effect on the results of operations.

SYMS Corp  •  One Syms Way, Secaucus, NJ 07094  •  (201) 902-9600
WWW.SYMS.COM

Shrinkage is estimated as a percentage of sales for the period from the date of the last physical inventory to the end of the fiscal year. Physical inventories are taken at least annually for all stores and inventory records are adjusted accordingly. The shrinkage rate from the most recent physical inventory, in combination with historical experience, is used as the standard for the shrinkage accrual following the physical inventory.

The Company has found the use of these estimates to be appropriate and actual results have not differed materially. However, the Company is subject to certain risks and uncertainties that could cause its future estimates to differ materially from past experience.

2.	In future filings, we will exclude from our disclosure all of the definition of disclosure controls and procedures. As you requested, listed below is what our revised disclosure will look like in future filings:

Controls and Procedures – Under the supervision and with the participation of our management, including Marcy Syms, the Chief Executive Officer of the Company, and Antone F. Moreira, the Chief Financial Officer of the Company, we have evaluated the effectiveness of our disclosure controls and procedures as required by Rule 13a-15(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that these disclosure controls and procedures are effective. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose information otherwise required to be set forth in the Company’s periodic reports.

3.	The Certification filed by the Chief Financial Officer referenced the incorrect form since it states...Form 10-K for the quarter ended June 2, 2007. Our intent was to reference Form 10-Q for the quarter ended June 2, 2007. This Certification will reference the proper form in future filings.

If you have any further questions or comments concerning the above, please feel free to contact me at 201-902-9600.

Sincerely,

/s/ Marcy Syms

Marcy Syms
President & Chief Executive Officer

2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 13, 2007

By Facsimile and U.S. Mail

Ms. Marcy Syms
President and Chief Executive Officer
Syms Corp
One Syms Way
Secaucus, New Jersey 07094

Dear Ms. Syms:

We have reviewed your response filed June 5, 2007 to our previous letter and have the following comments. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Merchandise Inventory, page 9

1. We have read your response to comment 1 of our letter dated May 24, 2007 regarding your use of estimates and assumptions when valuing your merchandise using the retail inventory method. However, it is not clear from your response what your revised

Ms. Marcy Syms
Syms Corp
August 13, 2007
Page 2

disclosure will be in future filings. Please show us in your response what your proposed revised disclosures will look like. Please sure to clearly identify the significant estimates and assumptions that affect your merchandise inventory balance each period and the uncertainties that exist which could cause variability in your results over time. Please be sure to specifically discuss the factors you use to arrive at each estimate, why your estimates are difficult to measure and how accurate each estimate and assumption has been in the past. Your discussion should indicate how sensitive each estimate and assumption is to change, and based on other outcomes that are reasonably likely to occur, what the impact of these potential changes could have on your results of operations. Please refer to Section V of Release No. 33-8350 for future guidance.

Form 10-Q for Fiscal Quarter Ended June 2, 2007

Item 4. Controls and Procedures, page 11

(a) Evaluation of Disclosure Controls and Procedures

2. We note your effective conclusion on the results of your evaluation of disclosure controls and procedures. However, you continue to improperly include in your disclosure only part of the definition of disclosure controls and procedures as defined by the Exchange Act Rule 13a-15(e). As previously explained in comment 5 of our letter dated May 4, 2007, your disclosure does not have to include the definition of disclosure controls and procedures. But if you choose to include in your disclosure the definition of disclosure controls and procedures, you must include the "entire definition" which can be found in Exchange Act Rule 13a-15(e). In future filings, please either exclude from your disclosure all of the definition of disclosure controls and procedures, or if you choose to include the definition in your disclosure, please include all of the definition of disclosure controls and procedures as stated in Exchange Act Rule 13a-15(e). Please show us in your response what your revised disclosure will look like in future filings so that we will know that you understand this comment. Please refer to Exchange Act Rule 13a-15(e) for guidance.

Item 6. Exhibits, page 12

Exhibit 32.2 – Section 906 Certification of Chief Financial Officer

3. Please note that the certification filed by your CFO references the incorrect form since it states ...... Form 10-K for the quarter ended June 2, 2007. The form reference should be Form 10-Q for the quarter ended June 2, 2007. Please revise this certification in future filings to reference the correct form. Please also confirm to us that your intent was to reference Form 10-Q for the quarter ended June 2, 2007.

Ms. Marcy Syms
Syms Corp
August 13, 2007
Page 3

General

Please send us your response to our comments within ten business days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or me at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief